

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

June 9, 2017

Via E-mail
Gerald Brock
President
SkyWolf Wind Turbine Corporation
156 Court Street
Geneseo, NY 14454

> **Re:** **SkyWolf Wind Turbine Corporation**
> **Registration Statement on Form S-1**
> **Filed May 15, 2017**
> **File No. 333-218013**

Dear Mr. Brock:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   We note your disclosure in the third sentence of the second paragraph. Revise to disclose only the single method of distribution you currently contemplate using, such as best-efforts through officers and directors. If you seek to later include any material information with respect to the plan of distribution not previously disclosed in the registration statement, or any material change to such information in the registration statement, you must do so by post-effectively amending the registration statement.

2.   On page 49 you indicate that you qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act. Please revise your prospectus cover page to indicate your status an emerging growth company.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Summary, page 6

4. Revise the prospectus summary to highlight the information presented under the caption "Going Concern" on page 52. Also, please revise your risk factors section to include a risk factor discussing this information. Please also explain to us why your selling shareholder prospectus cover page differs in this regard from the direct offering cover page.

5. Throughout, where you make qualitative or quantitative statements regarding your market or product, provide objective support for those statements or clearly identify them as management's belief. For example, we note your claims that you are the "only company that sells a state of the art, patented Solar Hybrid Wind Turbine System," that you offer the "best return on investment" and that your products "exponentially increase efficiency and electric energy output." When you say your product has been shown to do something and/or provide statistical data about its performance, discuss the origin of the data. You should have a reasonable basis for your claims. For example, it appears that there may be at least one other company selling a hybrid wind-solar product.

6. Revise to remove the implication that your product operates to provide clean drinking water and saves lives, unless it is true. In addition, describe any business you currently have in developing countries.

7. It appears that much of your disclosure is aspirational in nature. Where you discuss your proposed business, also clarify what steps and capital are still needed to achieve the anticipated sales and to provide a realistic picture of your presently addressable market. For example, revise to highlight that you have only sold three units to date and that you may not be able to scale your business to address the targeted markets.

8. We note your intended certification from the Small Wind Certification Council and CE marking. Please ensure that an appropriate section of your prospectus details the necessary government approvals for marketing and using your product, as well as expected capital expenditures to secure the disclosed certifications. Also explain what the enumerated certifications will allow you to do. For example, are you prohibited from making sales without a CE mark?

Shares of common stock in the Company are subject to resale restrictions . . ., page 15

9.   Please revise the last sentence of this section to remove any implication that purchasers in this registered offering will be subject to the limitations in Rule 144.

Business and Market Summary, page 22

10.   Expand your disclosure to clearly and specifically identify the tax inducements involved in making your product attractive. Also, where you refer to other government programs, explain specifically how you anticipate that they will enhance your business.

The Business: Wind-Solar Hybrid Turbines . . ., page 22

11.   Refer to the graphs and charts on pages 23 through 29. Please identify the sources for these graphics, and where you use data or studies, indicate the sources of the data. Also, it is unnecessary to include pictures of your issued patents and other very technical documents and jargon and it is unlikely that these enhance an investor's understanding of your product or this offering. Revise as appropriate.

The Marketplace, page 24

12.   Please revise to clarify the significance of the bullet points presented at the bottom of page 25. Are the presented figures the number of entities listed on the left? If so, is this data presented to suggest that your product could potentially be sold to each entity listed? Your revised disclosure should clearly indicate why the numbers are presented.

The Company's Presence in the Market, page 29

13.   Please file all material agreements.

14.   Please revise to provide more detailed information regarding your relationships with potential customers, including whether any of the disclosed discussions have led to sales. As examples only, we note your submissions of several feasibility studies, that your product is "being considered" by authorities in New York and "discussions" with Foxconn Corp. Your revised disclosure should clearly indicate the status of the disclosed relationships, what barriers remain to completing the disclosed potential sales and whether competitors are engaged in similar discussions with the potential customers.

Intellectual Property and Patents Awarded, page 34

15.   Please revise to disclose the duration of your patents.

Strategic Partners and Suppliers, page 40

16.   Please revise to clarify the identities of the strategic partners you mention in this section's second sentence and the rights and obligations of the parties to these relationships. Given the disclosure concerning your reliance on these suppliers, please provide us your analysis of whether the agreements evidencing these relationships need be filed as exhibits. Also, please clarify the nature of your relationships with the three entities named below the first paragraph.

Market Strategy Map, page 42

17.   Please revise to clarify the nature of the "$11M in quotes" you disclose in the last sentence before your "Equipment Financing" heading. If these quotes have not translated to sales, please state so clearly.

Research and Development, page 49

18.   Please tell us why you disclose the amount you spent in 2015 instead of your most recently completed fiscal year.

Employees, page 49

19.   Please reconcile the disclosure concerning Mr. Morrell's employment agreement with the disclosure on page 59 that you have no employment agreements with your named executive officers. File the employment agreement, as appropriate.

Business Plan, page 51

20.   Please clarify the reference to an offering in the second sentence of the second paragraph. If this means the current offering, please reconcile the disclosure here with the disclosure in your Use of Proceeds section on page 16.

Potential Revenue, page 51

21.   You must have a reasonable basis for any projections. Though you may have established a selling price for the three units you sold, provide significant additional information addressing (1) why you believe that the selling price and your costs will remain constant;

(2) the basis for your conclusions about demand for your product and (3) how you will scale to meet the projected demand.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 51

22.   Please reconcile your disclosed revenues in 2016 with your disclosure on page 51 that indicates you had "total sales of $150,000" in New York that year. Also, please reconcile your disclosure regarding your need for "substantial working capital" with your disclosure on page 17.

Transactions with Related Persons, page 61

23.   Include the transactions disclosed on page F-12 or advise.

Financial Statements

Note 1 – Description of Business

24.   Describe to us the relationship between Sky Wolf Wind Turbine Corporation, the registrant in this Form S-1, and the SkyWolf Wind Turbine Corporation, having the same physical address and CEO, that filed with the SEC on April 12, 2016 a Form 10-K for the fiscal year ended December 31, 2015, using Commission file number 000-55303, and which, on October 25, 2016, filed a Form 15-12G terminating or suspending the need to file additional reports. Please also revise your business disclosure beginning on page 21 to ensure it includes all disclosures required by Regulation S-K Item 101(h), including your corporate history for the last three years.

25.   Describe to us any transactions between the two companies, including any business combinations or mergers of entities under common control, and discuss your conclusion on whether SkyWolf Wind Turbine Corporation is a predecessor entity to the registrant. We see, for example, on page 9 in the SkyWolf Wind Turbine Corporation Form 10-Q filed on August 15, 2016 that it intended to combine with SkyWolf Wind Turbine, Corp., a private company that designs, develops, manufactures and sells "small wind" turbines.

26.   In addition, describe to us any loan transactions that were consummated between the two entities over the last three years, the purpose of these loans, where they are currently presented on your balance sheet, or how they were treated in any business combination.

Note 2 – Summary of Significant Accounting Policies

Recent Accounting Pronouncements, page F-8

27.   Revise to disclose the impact that recently issued ASU 2014-09, Revenue with Contracts from Customers, will have on your revenue recognition policy when adopted. Refer to SAB 74 (Topic 11M).

Note 12 – Related Party, page F-12

28.   Please reconcile your disclosure in this note that an advance to an affiliate of $15,824 was written off during 2016 with the Statement of Cash Flows' line item "Writeoff of due from affiliate," which discloses $26,570 was written off in 2016.

Selling Shareholders, page 70

29.   Revise to disclose the transaction by which the selling security holders acquired the offered shares. Include the date of the transaction and the amount that the security holders paid for the offered securities.

Shares Eligible for Future Sale, page 85

30.   Revise to disclose the approximate number of holders of your common stock and the amount of common stock that could be sold pursuant to Rule 144.

Item 15: Recent Sales of Unregistered Securities, page 89

31.   We note your disclosure that the sales were made "in reliance upon one of the following exemptions," and you list various exemptions. Please revise to clearly indicate which sales were made pursuant to which exemption listed.

Item 16. Exhibits and Financial Statement Schedules, page 90

32.   Please file the subscription agreement disclosed on page 18, the business loan agreement disclosed on page F-9 and the registration rights agreement disclosed on page 87.

Signatures, page 93

33.   You may not alter the form of text that Form S-1 requires in the signatures section. For example, it appears that your principal executive officer and principal financial and accounting officer did not sign the registration statement in those capacities because their signatures precede the second paragraph of text that Form S-1 requires. Please revise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dennis Hult at (202) 551-3618 or Lynn Dicker, Senior Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Caleb French at (202) 551-6947 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Lee W. Cassidy, Esq.
        Cassidy & Associates